SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of February 27, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

TABLE OF CONTENTS

KLM CARGO INCREASES FUEL SURCHARGE EFFECTIVE MARCH 3, 2003
FUEL SURCHARGE ON KLM PASSENGER FARES
SIGNATURES

03/011

KLM CARGO INCREASES FUEL SURCHARGE
EFFECTIVE MARCH 3, 2003

AMSTELVEEN, February 14, 2003 – Due to recent developments in fuel prices, KLM Cargo today announced that it will increase the fuel surcharge worldwide from EUR/USD 0.10 to 0.15 per kilo actual weight, effective March 3, 2003.

This decision is based on developments in the fuel price index. KLM Cargo has stipulated procedures for implementing, increasing, reducing or withdrawing a fuel surcharge. This procedure is outlined on the KLM Cargo website (www.klmcargo.com — news).

During the past two weeks, the fuel index exceeded the 165 mark, the trigger point for implementing a 0.15 cents surcharge.

AMS/DR/FH

03/013

FUEL SURCHARGE ON KLM PASSENGER FARES

AMSTELVEEN, February 25, 2003 — Starting March 1, 2003 KLM will apply a fuel surcharge to its passenger airfares. European flights will take on a surcharge of USD 5.00 for each one-way flight and intercontinental flights will have a USD 10.00 surcharge per one-way flight.

The surcharge is the result of the high jet fuel prices lasting many months. A number of US carriers have already taken similar measures.

KLM intends to withdraw the surcharge as soon as such a decision is viable.

For more information, please contact:

KLM Media Relations, Youssef Eddini, tel. 020 – 649 4545

AMS/AR/YE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: February 27, 2003	By	/s/ R.A. Ruijter

	Name: Title:	R.A. Ruijter Managing Director & CFO

	By	/s/ H.W. de Roos

	Name: Title:	H.W. de Roos Senior Vice President Network